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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

ONYX SOFTWARE CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

683402 200

(CUSIP Number)

DECEMBER 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G/A
CUSIP No. 683401 101			Page 2 of 6

1.	Name of Reporting Person: Brent R. Frei		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 825,939

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 825,939

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 825,939

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.6%

12.	Type of Reporting Person: IN

Page 2 of 6 Pages

SCHEDULE 13G/A

Item 1(a). Name of Issuer.

     This Schedule 13G relates to Onyx Software Corporation, a Washington corporation (the “Company”).

Item 1(b). Address of Issuer’s Principal Executive Offices.

     The Company’s principal executive offices are located at 1100 112th Avenue NE, Suite 100, Bellevue, WA 98004.

Item 2(a). Name of Person Filing.

     This Schedule 13G relates to Brent R. Frei.

Item 2(b). Address of Principal Business Office or, if None, Residence.

     The business address of the reporting person is c/o Onyx Software Corporation, 1100 112th Avenue NE, Suite 100, Bellevue, WA 98004.

Item 2(c). Citizenship.

     Mr. Frei is a United States citizen.

Item 2(d). Title of Class of Securities.

     This Schedule 13G relates to the Company’s common stock, $.01 par value (the “Common Stock”).

Item 2(e). CUSIP Number.

     The CUSIP number for the Company’s Common Stock is 683402 200.

Item 3. If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment advisor in accordance with § 240.13d-1(b)(1)(ii)(E).

Page 3 of 6 Pages

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13-d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in item 1.

     The following describes the ownership of Common Stock by Brent R. Frei as of December 31, 2003:

(a)	Amount beneficially owned: 825,939 shares

(b)	Percent of class: 5.6%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 825,939 shares

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 825,939 shares

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Page 4 of 6 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8. Identification and Classification of Members of the Group.

     Not applicable.

Item 9. Notice of Dissolution of Group.

     Not applicable.

Item 10. Certification.

     Not applicable.

Page 5 of 6 Pages

SIGNATURE

     After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: February 1, 2005

/s/ BRENT R. FREI
Brent R. Frei

Page 6 of 6 Pages